Exhibit 12
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
IFRS

	Year ended December 31,
	2008	2007	2006	2005	2004

	(U.S.$ millions)
Earnings:
Income from continuing operations before taxes on income	9,178	9,836	10,240	7,312	3,863
Minority interests in pre-tax income of subsidiaries that have not incurred fixed charges	(177)	(104)	(16)	(91)	(22)
Less: equity earnings	(1,039)	(1,584)	(1,378)	(776)	(523)
Fixed charges added to earnings	1,694	614	212	209	166
Distributed income from equity investees	1,473	1,764	1,727	600	478
Amortization of capitalized interest	86	75	62	50	29

Total earnings	11,215	10,601	10,847	7,304	3,991

Fixed charges:
Interest expensed	1,618	538	160	173	148
Amount representative of the interest factor in rents	76	76	52	36	18

Total fixed charges added to earnings	1,694	614	212	209	166
Interest capitalized	203	122	60	28	35

Total fixed charges	1,897	736	272	237	201

Ratio of earnings to fixed charges	5.91	14.40	39.88	30.82	19.86